UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009

Commission file number: 000-30910

VUANCE LTD.
(Translation of registrant’s name into English)

Sagid House “Hasharon Industrial Park”
P.O. Box 5039
Qadima 60920, ISRAEL
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On September 16, 2009, Vuance Ltd. (the “Company”) received a letter from The NASDAQ Stock Market (“Nasdaq”) stating that the minimum bid price of the Company's listed securities was below $1.00 per share for 30 consecutive business days, using the period beginning August 3, 2009 through September 14, 2009, and that the Company was therefore not in compliance with Marketplace Rule 5550(a)(2) (the “Rule”).

The notification letter states that the Company will be afforded a grace period of 180 calendar days, or until March 15, 2010, to regain compliance with the minimum closing bid price requirement. To regain compliance, the closing bid price of the Company's security must meet or exceed $1.00 per share for a minimum of ten consecutive business days.

If the Company does not regain compliance by March 15, 2010, NASDAQ will provide written notification to the Company that the Company's securities are subject to delisting.  Alternatively, the Company may be eligible for an additional grace period if it meets the initial listing standards, with the exception of bid price, for The Nasdaq Capital Market.  If it meets the initial listing criteria, Nasdaq Staff will notify the Company that it has been granted an additional 180 calendar day compliance period

On September 21, 2009, the Company issued a press release announcing the receipt of the Nasdaq notification letter. A copy of the press release is included as Exhibit 99.1 to this Form 6-K.

Exhibit Number	Exhibit Title

99.1	Press release of the Company dated as of September 21, 2009.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vuance Ltd. (formerly, SuperCom Ltd.)
/s/ Eyal Tuchman
By:	__________________________
Name: Eyal Tuchman
Title: Chief Executive Officer

Date: September 21, 2009